





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-65603 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

227 W TRADE ST - STE 2150
(No. and Street)

| CHARLOTTE | NORTH CAROLINA | 28202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY C. GALARPE 980-237-4750
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CHERRY BEKAERT LLP
(Name – *if individual, state last, first, middle name*)

| 1111 METROPOLITAN AVE | CHARLOTTE | NC | 28204 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**







## OATH OR AFFIRMATION

I, GARY C. GALARPE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NATHAN HALE CAPTIAL, LLC, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO|COO

Title

Notary Public

JULIA BOUSMAN VERTESE NOTARY PUBLIC MECKLENBURG COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# NATHAN HALE CAPITAL, LLC

## FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

As of and for the year ended December 31, 2016
And Report of Independent Registered Public Accounting Firm

# CONTENTS

## Report of Independent Registered Public Accounting Firm

The Members of
Nathan Hale Capital, LLC
Charlotte, North Carolina

We have audited the accompanying statement of financial condition of Nathan Hale Capital, LLC (the "Company") as of December 31, 2016, and the related statements of income, changes in members' equity, and cash flows for the year then ended. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule 1 (Computation of Net Capital Pursuant to Rule 15c 3-1) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statement or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

*Cherry Bekaert LLP*

Charlotte, North Carolina
February 27, 2017

**NATHAN HALE CAPITAL, LLC**
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

## ASSETS

| | | |
|---|---|---|
| Cash in bank | $ | 102,802 |
| Receivable from Clearing organization | | 31,946,214 |
| Securities owned, at market value | | 216,436,643 |
| Prepaid expense and other assets | | 777,114 |
| Property and equipment, net of accumulated depreciation | | 138,269 |
| **Total assets** | | **$ 249,401,041** |

## LIABILITIES AND MEMBERS' EQUITY

Liabilities:

| | | |
|---|---|---|
| Accounts payable | $ | 81,878 |
| Accrued expenses | | 176,258 |
| Commissions payable | | 155,378 |
| Subordinated loans payable | | 6,000,000 |
| Other liabilities | | 232,748 |
| Payable to Clearing organization | | 94,227,664 |
| Securities sold, not yet purchased at fair value | | 138,483,211 |
| **Total liabilities** | | **239,357,137** |
| Members' equity | | 10,043,904 |
| **Total liabilities and members' equity** | | **$ 249,401,041** |

The accompanying notes are an integral part of these financial statements.

-3-

# NATHAN HALE CAPITAL, LLC
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---:|---:|
| **Revenues:** | | |
| Net Trading Revenue | | $ 15,142,902 |
| Other income | | 50,169 |
| Total revenues | | 15,193,071 |
| | | |
| **Expenses:** | | |
| Salaries, benefits and payroll taxes | $ 7,264,331 | |
| Interest | 2,420,553 | |
| Ticket charges | 1,098,658 | |
| Data subscriptions | 899,146 | |
| Trading charges | 784,243 | |
| Rent | 143,927 | |
| Professional fees | 255,750 | |
| Licenses, registrations, taxes and other fees | 168,934 | |
| Depreciation | 41,749 | |
| Other | 243,742 | |
| Total expenses | | 13,321,035 |
| Net Income | | $ 1,872,037 |

The accompanying notes are an integral part of these financial statements.

**NATHAN HALE CAPITAL, LLC**
STATEMENT OF MEMBERS' EQUITY

YEAR ENDED DECEMBER 31, 2016

| | |
|---|---|
| Balance at December 31, 2015 | $ 9,048,593 |
| Capital withdrawals | (1,826,726) |
| Capital contributions | 950,000 |
| Net Income | 1,872,037 |
| Balance at December 31, 2016 | $ 10,043,904 |

The accompanying notes are an integral part of these financial statements.

-5-

## NATHAN HALE CAPITAL, LLC
STATEMENT OF CASH FLOWS

### YEAR ENDED DECEMBER 31, 2016

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 1,872,037 |
| Adjustments to reconcile net income to | | |
| net cash provided by operating activities: | | |
| Depreciation | 41,749 | |
| Changes in operating assets and liabilities: | | |
| Increase in receivable from Clearing organization | (27,432,594) | |
| Decrease in accrued expenses | 13,327 | |
| Increase in securities owned, net | (1,185,346) | |
| Increase in prepaid expenses and other assets | (638,348) | |
| Increase in payable to Clearing organization | 11,111,765 | |
| Increase in securities sold, not yet purchased | 17,249,283 | |
| Increase in liabilities | 232,748 | |
| Decrease in commissions payable | (378,180) | |
| Increase in accounts payable | 6,241 | |
| | | |
| Total adjustments | | (979,356) |
| | | |
| Net cash flows provided by operating activities | | 892,681 |
| | | |
| Cash flows from investing activities: | | |
| Acquisitions of property and equipments | (18,989) | |
| | | |
| Net cash used for investing purposes | | (18,989) |
| | | |
| Cash flows from financing activities: | | |
| Capital contributions by members | 950,000 | |
| Distribution to members | (1,826,726) | |
| | | |
| Net cash flows used for financing activities | | (876,726) |
| | | |
| Net decrease in cash | | (3,034) |
| | | |
| Cash at beginning of year | | 105,836 |
| | | |
| Cash at end of year | | $ 102,802 |

### SUPPLEMENTAL CASH INFORMATION

| | | |
|---|---|---|
| Cash paid for interest | | $ 2,420,553 |

The accompanying notes are an integral part of these financial statements.

**NATHAN HALE CAPITAL, LLC**
NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2016

## (1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Nathan Hale Capital, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and Financial Regulatory Authority (FINRA). The Company was formed under the laws of the State of Nevada maintaining its principal office in Charlotte, North Carolina with branch offices in Carlsbad, CA, Florham Park, NJ, and Reno, NV. The Company is subject to a minimum net capital requirement of $100,000 pursuant to SEC Rule 15c3-1. The Company operates pursuant to the (k)(2)(ii) exemptive provision of SEC Rule 15c3-3. The Company's activities are primarily comprised of purchasing and selling government and agency securities, corporate obligations and bank Certificates of Deposit, and holding these types of securities for the Company's own account.

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

### Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

### Clearing Organizations

The Company has an agreement with other securities brokers and dealers (primarily one organization) to act as clearing organizations for the Company. The clearing organizations clear all security transactions and maintain customer accounts.

The Company is required to maintain certain deposit levels with clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and the exchange market requirements. As of December 31, 2016, the Company had deposit levels with clearing organizations exceeding the requirements.

### Marketable Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities consist of fixed income securities and are generally valued at quoted market values. If a quoted market value is not available, fair value is determined using quoted market prices for similar investment securities. Security transactions and any related gains or losses are recognized on the trade date. Cost is determined by the average cost method for the purpose of computing realized gains or losses on investment securities.

**NATHAN HALE CAPITAL, LLC**
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2016

## (1)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

### Marketable Securities Owned and Securities Sold, Not Yet Purchased

Securities sold, not yet purchased consist of debt securities that the Company has sold short. In order to facilitate a short sale, the Company borrows the securities from another party and delivers the securities to the buyer. The Company will be required to cover its short sale in the future through the purchase of the security in the market at the prevailing market price and deliver it to the counterparty from which it borrowed. The Company is exposed to a loss to the extent that the security price increases during the time from when the Company borrowed the security to when the Company purchases it in the market to cover the short sale.

### Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification 820 (FASB ASC 820) defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that The Company can access at the measurement date.

Level 2 – Inputs other than the quoted prices included within level 1 that are observable for the asset or liability.

Level 3 – Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of the markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

**NATHAN HALE CAPITAL, LLC**
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2016

## (1)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

### Revenue Recognition

Revenue associated with the Company's securities' transactions is recognized on a trade date basis. Securities owned and contracts to purchase securities in the future are recorded at market value and, accordingly, any changes in market value are recognized in the statement of income. Market value is determined based on active exchanges (established exchanges and "over-the-counter" exchanges) in the United States.

### Income Taxes

The Company is a limited liability corporation and is not taxed at the entity level. Instead, its items of income, loss, deduction, and credit are passed through to its member owners in computing their individual tax liabilities.

Management has evaluated the effect of the accounting guidance provided by accounting for uncertainty in income taxes. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no uncertain income tax positions at December 31, 2016.

**NATHAN HALE CAPITAL, LLC**
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2016

## (2) SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

The following table presents the Company's assets and liabilities and related valuation inputs within the fair value hierarchy utilized to measure as of December 31, 2016, on a recurring basis:

| Marketable Securities Owned | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Government and asset-backed Agency securities | $ - | $ 179,481,564 | $ - | $ 179,481,564 |
| Corporate and asset-backed Non-agency securities | $ - | $ 5,798,996 | $ - | $ 5,798,996 |
| Municipal securities | $ - | $ 31,156,083 | $ - | $ 31,156,083 |
| Total | | | | $ 216,436,643 |
| **Securities Sold, not yet purchased** | | | | |
| Government and asset-backed Agency securities | $ - | $ 137,809,567 | $ - | $ 137,809,567 |
| Corporate and asset-backed Non-agency securities | $ - | $ 574,224 | $ - | $ 574,224 |
| Municipal securities | $ - | $ 99,420 | $ - | $ 99,420 |
| Total | | | | $ 138,483,211 |

Trading securities are based on quoted market prices in active markets for similar assets and liabilities.

The securities are purchased on margin with the Clearing organization and the liability related to such purchases is included under the caption "Payable to Clearing organization" on the Statement of Financial Condition. To the extent that the Company has received proceeds from short-sale positions, the proceeds have reduced the amount of inventory financing payable. See Note 3.

## (3) PAYABLE TO CLEARING ORGANIZATION

Payable to Clearing organization consists of the following:

| | |
|---|---|
| Inventory financed, net of proceeds received by Clearing firm related to short sales | $ 94,227,664 |
| Securities sold, not yet purchased – at market value | 138,483,211 |
| Total due Clearing firm | $ 232,710,875 |

-10-

## (4)   TRADING ACTIVITIES AND RELATED RISKS

The Company actively trades government, corporate and agency securities and bank certificates of deposit. Positions in these securities are subject to varying degrees of market and credit risk.

Market prices are subject to fluctuation and, as such, the Company is exposed to market risk. The fair value of the Company's investments will fluctuate in response to changes in market interest rates. Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of those instruments. Additionally, fair values of interest-rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument, and other general market conditions. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company monitors its exposure to market risk, or its market risk profile, on a daily basis through a variety of financial, security position, and control procedures.

Credit risk is the possibility of debt securities being downgraded by the rating agencies or going into default due to non-performance by issuers. The Company minimizes inventory credit risk by trading either governmental agency securities, corporates or securities that are AAA rated by two or more debt security rating services or Certificates of Deposit that are insured by the Federal Deposit Insurance Corporation. The Company's counter-party risk is minimized by trading only with institutional parties and by clearing trades via the Federal Wire and the Deposit Trust Company ("DTC"), which ensure settlements occur simultaneously for both sides of the trade.

## (5)   RENTAL OF OFFICE FACILITIES

The Company occupies office space in Charlotte, NC under a lease agreement expiring April 30, 2020, calling for payments as follows:

| Year Ended December 31 | Annual Rent |
|---|---|
| 2017 | $115,325 |
| 2018 | 118,789 |
| 2019 | 122,348 |
| 2020 | 51,969 |
| | $408,431 |

**NATHAN HALE CAPITAL, LLC**
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2016

## (6)    401(K) PLAN

The Company sponsors a 401(k) retirement plan for all eligible employees who have a minimum of three months of service and have attained the age of twenty-one. The Company made discretionary contributions of $84,008 to such plan during 2016.

## (7)    CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains a cash account at Wells Fargo which had a bank balance of $102,802 at December 31, 2016. Accounts at this institution are insured up to $250,000 by the Federal Deposit Insurance Corporation.

## (8)    NET CAPITAL

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. In addition, certain advances, payment of dividends, and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1. At December 31, 2016, the Company had net capital, after deducting regulatory haircuts on securities and other non-allowable assets, of $6,456,004 which exceeded its required minimum net capital by $6,356,004.

The Company's net capital ratio was .1001 to 1. The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

**NATHAN HALE CAPITAL, LLC**
NOTES TO FINANCIAL STATEMENTS, CONTINUED

DECEMBER 31, 2016

## (9)   SUBORDINATED LOANS PAYABLE

On Jan 31, 2014, the Chairman – Mark Elmore provided $6,000,000 to the company through FINRA approved loans. The loans are evidenced by five separate agreements in the amount of $1,200,000 each, with maturities on three, four, five, six and seven year terms. The loans maturity dates will be automatically extended for successive one-year terms unless the lender directs the Company to give written notice to FINRA, not less that thirteen months prior to the scheduled maturity date of each loan, of the Company's election not to extend the maturity.

If the Company average return on equity for three years immediately preceding any Loan maturity date is greater than or equal top twenty percent (20%), the lender may purchase, in an amount equal to the maturing loan principal, Class A non-voting Membership Interests at book value without regard to any goodwill. If the Company's average return on equity for the three years immediately preceding the any Loan maturity date is less than twenty percent (20%) any maturing principal shall be payable in cash.

The first loan was paid on February 1, 2017 and notice was provided to FINRA that we intend to pay off the second loan upon its maturity on February 1, 2018.

## (10) RELATED PARTY TRANSACTION

During the year ended December 31, 2016, several traders incurred material losses on their accounts and were required to make the Company whole. The amount receivable from the traders was $617,287 at December 31, 2016 and is included in prepaid expenses and other assets on the balance sheet. The receivable has been reduced by $399,202 for a balance of $218,085 as of January 31, 2017.

## (11)   SUBSEQUENT EVENTS

Management has evaluated subsequent events and transactions occurring after year-end through the date that the financial statements were available for issuance which was February 27, 2016.   No transactions or events were found that were material enough to require recognition in the financial statements.

**NATHAN HALE CAPITAL, LLC**

SCHEDULE 1 - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2016

| | | |
|---|---|---|
| Total members' equity | ' | $10,043,904 |
| Subordinated loans | | 6,000,000 |
| Adjustments - non-allowable assets: | | |
| Prepaid expenses and other assets | (777,114) | |
| Property and equipment, net | (138,269) | |
| Total adjustments | | (915,383) |
| Other Deductions | 69,452 | |
| | | (69,452) |
| Net capital before haircuts | | 15,059,069 |
| Haircuts on security positions: | (8,603,065) | |
| | | (8,603,065) |
| Net capital | | 6,456,004 |
| Minimum net capital required (6-2/3% of total aggregate indebtedness or $100,000, whichever is greater) | | (100,000) |
| Excess net capital | | $ 6,356,004 |

## COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

| | |
|---|---|
| Total aggregate indebtedness | $ 646,262 |
| Ratio of aggregate indebtedness to net capital | .1001 to 1 |

The computation of net capital as reported above in the unaudited Part IIA filing varies from the audited net capital as reported above by $617,287 due to adjustments made subsequent to the unaudited filing.



**Cherry** Bekaert

## Report of Independent Registered Public Accounting Firm

The Members of
Nathan Hale Capital, LLC
Charlotte, North Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Nathan Hale Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statement.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Cherry Bekaert LLP*

Charlotte, North Carolina
February 27, 2017



NATHAN HALE
CAPITAL LLC

www.NathanHaleCapital.com
Member FINRA & SIPC

## The Exemption Report

Nathan Hale Capital, LLC (the "Company"), is responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provisions") and

(2) we met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2016 without exception.

Nathan Hale Capital, LLC

Gary C. Galarpe
CCO|COO

February 27, 2017

227 W. Trade Street - Suite 2150
Charlotte, NC 28202
Office: 980.237.4750

5740 Fleet Street - Suite 120
Carlsbad, CA 92008
Office: 760.448.5917

**Cherry** Bekaert LP

## Report of Independent Registered Public Accounting Firm

The Members of
Nathan Hale Capital, LLC
Charlotte, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2016, which were agreed to by Nathan Hale Capital, LLC (the "Company") and the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants, as adopted by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record by obtaining a copy of the bank statements showing the clearing of the payments, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting that Total Revenues on the audited Form X-17A-5 for the year ended December 31, 2016 were $15,193,071 compared to Item 2a. Total Revenue in Form SIPC-7 for the year ended December 31, 2016, which was $15,822,615.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers reconciling adjusted amounts to the Company's trial balance, noting that Item 2c(9)(i) *Total interest and dividend expense* was $3,050,097 in Form SIPC-7 for the year ended December 31, 2016 compared to $2,420,553 in the Company's adjusted supporting schedules and working papers. No differences were noted regarding other adjustments reported in Form SIPC-7.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by recalculating adjustments, where applicable, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

*Cherry Bekaert LLP*

Charlotte, North Carolina
February 27, 2017

**NATHAN HALE CAPITAL, LLC**
SCHEDULE OF ASSESSMENTS AND PAYMENT

DECEMBER 31, 2016

| Payment Date | To Whom Paid | Amount |
|---|---|---|
| July 29, 2016 | SIPC | $7,632.00 |
| February 14, 2017 | SIPC | $5,990.00 |